UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission File Number 1-12718

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH NET, INC.

401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH NET, INC.

21650 OXNARD STREET

WOODLAND HILLS, CALIFORNIA 91367

HEALTH NET, INC.

401(k) SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Health Net, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Health Net, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, for the years ended December 31, 2006 and 2005.

As discussed in Note 2, the financial statements include investments valued at $43,622,633 and $39,800,303 as of December 31, 2006 and 2005, respectively, whose fair values have been calculated by management based on adjustment factors and other information provided by the fund managers or trustee.

/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
June 26, 2007

HEALTH NET, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
Assets:
Participant-directed investments, at fair value:
Non-interest bearing cash	$18,591	$8,288
Common stock—Health Net, Inc.	16,044,667	16,834,993
Collective investment trust funds	116,377,071	96,157,585
Mutual funds	244,202,401	196,552,398
Loans to participants	8,252,681	6,619,847

Total investments	384,895,411	316,173,111

Receivables:
Employer contributions	1,224,443	303,609

Net assets available for benefits at fair value	386,119,854	316,476,720

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	55,471	15,087

Net assets available for benefits	$386,175,325	$316,491,807

See accompanying notes to financial statements.

HEALTH NET, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$26,843,430
Interest	3,333,094
Dividends	7,458,579

Net investment income	37,635,103

Contributions:
Participant	41,505,005
Employer	16,978,535

58,483,540

Total additions	96,118,643

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(26,435,059)
Other expenses	(66)

Total deductions	(26,435,125)

Increase in net assets	69,683,518
Net assets available for benefits:
Beginning of year	316,491,807

End of year	$386,175,325

See accompanying notes to financial statements.

HEALTH NET, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005,

AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF PLAN

The Health Net, Inc. 401(k) Savings Plan (the “Plan”) enables participants to save for retirement through voluntary contributions and invest in an array of funds. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description (the “Plan Description”) for more complete information.

General—The Plan is a defined contribution plan covering substantially all associates of Health Net, Inc. (the “Company”). Associates who are scheduled to work at least 20 hours per week or perform 1,000 hours of service per year are eligible to participate in the Plan as soon as administratively practicable following their date of hire, rehire or transfer to an eligible status. The Compensation Committee of the Board of Directors of the Company has oversight and control of the operations and administration of the Plan. Pursuant to the terms of the Plan, a Compensation and Benefits Committee comprised of management of the Company has been established to administer the Plan. Mercer Trust Company is the trustee and Mercer HR Services, LLC is the recordkeeper of the Plan effective January 1, 2005. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company is the sponsor (the “Plan Sponsor”) and administrator (the “Plan Administrator”) of the Plan.

Contributions—During 2005, each eligible participant could elect a pretax contribution rate from 1 percent to 17 percent of their compensation, subject to the annual cap on elective deferrals set by the Internal Revenue Code (the “IRC”). Effective January 1, 2006, the Company amended the Plan to increase the salary deferral contribution limit from 17 percent to 30 percent, subject to the annual cap on elective deferrals set by the IRC, and to change the Company’s matching contribution. In 2005, the Company made a 50 percent matching contribution on such contributions up to 6 percent of eligible compensation. Effective January 1, 2006, the Company makes a 100 percent matching contribution on each eligible participant’s pretax contributions up to 3 percent of eligible compensation and a 50 percent matching contribution on the next 2 percent of each participant’s contributions to the Plan. The Company may also make discretionary and profit sharing contributions. During the 2006 plan year, the Company did not make any such discretionary or profit sharing contributions.

Eligibility and Vesting—All associates of the Company and certain subsidiaries who are not covered by a collective bargaining agreement and who have met specified service requirements are eligible to participate in the Plan. All participants are immediately 100 percent vested in their own pretax contributions plus any investment earnings thereon. Prior to 2006, vesting in employer contributions and any corresponding investment earnings were based on years of service. An associate is credited with years of service under the elapsed time method, set forth in Treasury Regulation S1.410(a)-7, which takes into account the period of time that elapses while an associate is employed by the Company and certain of its affiliates. Company matching contributions made on or after January 1, 2006 are 100 percent vested.

In addition, all participants who have attained the age of 55, or who die or become disabled, become 100 percent vested in employer contributions and investment earnings thereon made on their behalf.

Investment Options—Participants can direct their contributions into one or more collective investment trust funds or mutual funds that have been selected as investment options for plan participants as well as the common stock of the Company. The common stock of the Company is available to all participants except those whose compensation is determined by the Compensation Committee of the Board of Directors of the Company. Effective September 15, 2006, the Company added a “ready-mixed” investment option through T. Rowe Price Retirement Funds. The participant may select a T. Rowe Price Retirement Fund based on the year the participant anticipates withdrawing assets, which typically is at retirement. Associated with each fund is a level of risk achieved through a mix of stocks, bonds and capital preservation investments. The mix of investments changes automatically on a periodic basis to reduce risk as the participant’s anticipated retirement date approaches.

Benefits—Benefits are distributable from plan assets upon death, disability, attainment of age 59 1/2, termination of employment, termination of the Plan or in certain cases of hardship. Benefits distributable are based upon the participant’s vested share of plan assets. After termination of employment and on the earlier of distribution or a 5-year break in service, the unvested portion of employer contributions and investment earnings thereon is forfeited by the participant and can be used to reduce future employer contributions.

Forfeited Accounts—As of December 31, 2006 and 2005, forfeited nonvested accounts totaled $483,287 and $1,438,381, respectively. These amounts are used to reduce future employer contributions in the years following the forfeiture accruals. For the year ended 2006, employer contributions were reduced by $1,574,618 due to forfeited nonvested accounts.

Participant Loans—A participant may borrow up to one-half of the value of the vested portion of his or her account in the form of a loan with a minimum principal of $1,000 up to a maximum of $50,000. Loans bear interest at the prime rate as quoted in the Wall Street Journal as of the last business day of each month and generally must be repaid within five years. The weighted average interest rate for loans outstanding as of December 31, 2006 was 6.91 percent. Principal and interest are paid ratably through payroll deductions.

Allocation of Earnings—Earnings of each investment fund are allocated on a daily basis to that fund’s participants in proportion to each participant’s share of fund assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan invests in various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Adoption of New Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investment Valuation and Income Recognition—Investments are stated at their fair market value measured by quoted market prices or the quoted market prices of the underlying investments. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Net appreciation or depreciation in the fair value of investments includes net unrealized market appreciation and depreciation of investments and net realized gains and losses on the sale of investments during the period, and is net of investment expenses. Investment income includes dividends and interest paid on the Plan’s investments.

Putnam Stable Value Fund invests primarily in guaranteed investment contracts or funding agreements, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or other financial institutions, or externally managed stable value commingled investment funds. The fund may also invest in high-quality money market instruments. The investment contracts are non-transferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Contract value represents invested principal plus contractual interest earned thereon.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged for investments in mutual funds and collective investment trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Distributions of Benefits to Participants—Benefits are recorded when paid. Net assets available for plan benefits as of December 31, 2006 and 2005 did not include any amounts payable to participants who have withdrawn from the Plan but have not yet been paid their vested benefits.

Administrative and Other Expenses—Certain administrative expenses of the Plan are paid either by the Plan or by the Plan Sponsor as provided in the Plan Description. For the year ended December 31, 2006, there were no administrative expenses paid by the Plan. Other expenses include fees for excessive trading as defined in certain investment fund prospectuses and are paid by individual participants engaged in such trading.

3.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	2006	2005
Common stock—Health Net, Inc.	$ *	$16,834,993
Davis New York Venture Fund	52,927,310	44,793,768
Europacific Growth Fund	47,451,535	34,184,766
Franklin Small-Mid Cap Growth Fund	*	41,601,604
Harbor Mid Cap Growth Fund	44,319,003	*
PIMCO Total Return Fund	22,257,531	18,994,812
Putnam S&P 500 Index Fund	72,754,438	56,357,282
Putnam Stable Value Fund	43,678,104	38,457,077
Retirement Manager Custom Balanced Fund	*	27,887,380

* This investment did not represent 5% or more of the Plan’s net assets available for benefits.

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

Common stock—Health Net, Inc.	$(913,862)
Collective investment trust funds	9,342,972
Mutual funds	18,414,320

Total net appreciation in fair value of investments	$26,843,430

4.	INCOME TAXES

The Plan obtained its latest determination letter dated May 5, 2004, in which the Internal Revenue Service stated that the Plan terms at the time of the determination letter application were in compliance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s qualified status. However, the Plan Administrator believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement dates. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and collective investment trust funds issued by Putnam Investments, LLC, which is a subsidiary of Marsh & McLennan companies. Mercer Trust Company, which is also a subsidiary of Marsh & McLennan companies, is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. In addition, transactions in the Company’s common stock, which is offered to certain participants as a Plan investment option, qualify as party-in-interest transactions. However, such transactions are exempt from the prohibited transaction rules of ERISA and the IRC.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2006 and 2005 to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$386,175,325	$316,491,807
Employer contributions receivable	(1,224,443)	(303,609)

Net assets per the Form 5500	$384,950,882	$316,188,198

The following is a reconciliation of contributions received from employers and participants per the financial statements for the year ended December 31, 2006 to the Form 5500:

Contributions per the financial statements	$58,483,540
Add: Employer contributions receivable at December 31, 2005	303,609
Less: Employer contributions receivable at December 31, 2006	(1,224,443)

Total contributions per the Form 5500	$57,562,706

8.	SUBSEQUENT EVENT

In December 2006, the Company amended the Plan to clarify the regulatory provisions of the safe harbor matching contribution and the allowance for certain provisions under the Pension Protection Act of 2006 (the “PPA”). The amendment clarifies that only vested matching contributions made prior to January 1, 2006 (the date the Plan became a safe harbor 401(k) plan) are available for withdrawal in the event of a financial hardship. Effective January 1, 2007, under the PPA, the amendment also clarifies that non-spouse beneficiaries of participants who die before taking their full distribution from the Plan are permitted to roll over such distributions to individual retirement accounts or annuities in order to defer taxation. Prior to this amendment only a surviving spouse could roll over such a distribution on a tax-free basis.

* * * * * *

SUPPLEMENTAL SCHEDULE

HEALTH NET, INC.

401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(d) Cost	(e) Current Value
	American Funds	Europacific Growth Fund	**	$47,451,535
	Davis Distributors, LLC	Davis New York Venture Fund	**	52,927,310
	Evergreen	Small Cap Value Fund	**	11,119,484
	Harbor Funds Distributors, Inc.	Harbor Mid Cap Growth Fund	**	44,319,003
*	Mercer Trust Company	Brokerage Securities	**	3,913
	PIMCO Funds Distributors LLC	PIMCO Total Return Fund	**	22,257,531
	PIMCO Funds Distributors LLC	Allianz RCM Large Cap Growth Fund	**	9,649,297
	Princor Financial Services Corp.	Principal Investors Small Cap Value Fund	**	1,044,928
*	Putnam Investments, LLC	Pending cash fund	**	18,591
*	Putnam Investments, LLC	Putnam Money Market Fund	**	332
*	Putnam Investments, LLC	Putnam S&P 500 Index Fund	**	72,754,438
*	Putnam Investments, LLC	Putnam Stable Value Fund, at contract value	**	43,678,104
	Quasar Distributors, LLC	Hotchkis & Wiley Large Cap Value Fund Institutional	**	813,755
	State Street Global Markets, LLC	SSgA Small Cap Fund	**	4,654,620
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2010 Fund	**	12,012,127
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2020 Fund	**	16,133,366
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2030 Fund	**	12,939,184
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2040 Fund	**	4,694,388
	T. Rowe Price Trust Company	T. Rowe Price Retirement Income Fund	**	2,031,131
	Vanguard	Inflation Protected Securities Fund	**	224,501
	Vanguard	Mid Cap Index Fund	**	1,228,325
	Vanguard	Small Cap Index Fund	**	697,671
*	Health Net, Inc.	Company common stock	**	16,044,667
*	Participant loans	Loans to participants are secured by participant’s account, have terms generally of up to five years, and bear interest at the prime rate as quoted in the Wall Street Journal of 6.91% on a weighted average basis as of December 31, 2006.		8,252,681

	Total investments			$384,950,882

*	Investment held by a permitted party-in-interest.

**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTH NET, INC. 401(k) SAVINGS PLAN

June 26, 2007	/s/ James E. Woys
James E. Woys Interim Chief Financial Officer of
Health Net, Inc. (the Plan’s sponsor) and Member of the
Health Net, Inc. Compensation and Benefits Committee
(the Plan’s Administrative Committee)

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP